Rule 424(b)(3)
                                                                   No. 333-67124


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 1, 2002 and the Prospectus Supplement dated November 26, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of December 24, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after December 24, 2002, will be reported in a subsequent Supplement.

                               RECENT DEVELOPMENTS

         On December 19, 2002, the Company acquired a Doubletree(R) located in Arlington, Virginia (the "Doubletree Crystal City Property"). The Doubletree Crystal City Property has 630 guest rooms, including 152 suites with views of Washington, D.C. and the Potomac River, a rooftop restaurant, a fitness room, a pool, a lobby bar and lounge and a business center. The Doubletree Crystal City Property is located in close proximity to Washington, D.C.'s major business centers and upscale shopping areas.

         On December 13, 2002, the Company formed a partnership (the "Hilton 2 Partnership") with Hilton Hotels Corporation ("Hilton"). On December 24, 2002, the Hilton 2 Partnership acquired a Doubletree(R) located in Dallas, Texas (the "Doubletree Lincoln Centre Property") and a Sheraton El Conquistador Resort and Country Club, located in Tucson, Arizona. The Sheraton El Conquistador Resort and Country Club was immediately converted to a Hilton Hotel (the "Hilton El Conquistador Resort Property"). Each of the Doubletree Lincoln Centre Property and the Hilton El Conquistador Resort Property were acquired from sellers that were not affiliated with the Hilton 2 Partnership. The Doubletree Lincoln Centre Property has 500 guest rooms, a jogging trail, an outdoor pool, a hot tub, a cafe, a coffee shop and bistro, a sports bar, a lobby martini bar and a restaurant. The Doubletree Lincoln Centre Property is located near the Galleria Mall, approximately 20 minutes from each of the Dallas-Fort Worth and Love Field airports. The Hilton El Conquistador Resort Property has 428 rooms, including several suites and is set amidst 500 acres in the foothills of the Santa Catalina Mountains. This resort includes 45 holes of championship golf, 31 lighted tennis courts, four pools, spa therapy and horseback riding. There is also a business center, fitness facilities, a pool bar, a cafe, three restaurants, a dance hall, and 11,900 square feet of meeting space. As part of its acquisition of the Doubletree Lincoln Centre Property and the Hilton El Conquistador Resort Property, the Hilton 2 Partnership obtained mortgage financing in the amount of $33,800,000 for the Doubletree Lincoln Centre Property and $44,850,000 for the Hilton El Conquistador Resort Property.

         The Hilton 2 Partnership is 75 percent owned by the Company and 25 percent owned by Hilton. Both the Company and Hilton have executed a non-binding letter of intent to acquire five additional Properties through the Hilton 2 Partnership, including one that is owned by and would be contributed by Hilton and one that is owned by and would be contributed by the Company. Including refurbishment costs, the total capitalization of the Hilton 2 Partnership is contemplated to be approximately $400 million, a portion of which will be contributed pro rata by the Company and Hilton according to their interests in the Hilton 2 Partnership and the remainder of which will be funded through permanent financing. Those properties to be acquired by the Hilton 2 Partnership are Hilton-branded properties. The Hilton 2 Partnership's acquisition of additional properties is subject to the Hilton 2 Partnership obtaining permanent financing for the properties and the satisfactory completion of due diligence procedures by the Company and Hilton. There are no assurances that the acquisition of additional Properties will occur.

         As of December 24, 2002, the Company owned interests in 56 Properties, including 13 Properties through joint ventures, a parcel of land on which a hotel is being developed and three Properties on which hotels are or will be renovated. In addition, the Company has commitments to acquire interests in two additional Properties. Historically, the Company leased its Properties on a triple-net basis to hotel operators;


January 8, 2003                                   Prospectus Dated April 1, 2002
however, more recently as permitted by the REIT Modernization Act of 1999, the Company has been leasing Properties and expects to continue to lease its Properties primarily to indirect subsidiaries of the Company with management of the Properties performed by third-party hotel operators, and operated under affiliations with national hotel brands. Of the Properties in which it owns interests, the Company has leased 14 on a triple-net basis to third-party operators and it has leased or will lease 42 to subsidiaries, with management performed by third-party operators.

         The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on October 1, November 1 and December 1, 2002, payable by December 31, 2002 and to stockholders of record on January 1, 2003, payable by March 31, 2003. Distributions for the 12-month period ended December 31, 2002 represent a historical return of 7.75%.

                                  THE OFFERINGS

         As of December 24, 2002, the Company had received subscriptions from this offering for 38,268,367 Shares totaling $382,683,669 in Gross Proceeds. As of December 24, 2002, the Company had received aggregate subscriptions for 125,775,529 Shares totaling $1,257,755,294 in gross proceeds, including 624,601 Shares ($6,246,007) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of December 24, 2002, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totaled approximately $1,525,071,000. The Company had used approximately $784,214,000 of net offering proceeds and $236,774,000 of loan proceeds to invest in 43 hotel Properties including one parcel of land on which a hotel Property is being constructed. In addition, the Company had used approximately $213,798,000 to invest in 13 Properties through six joint ventures, including three Properties on which hotels are being constructed or renovated, approximately $7,327,000 to redeem 796,279 Shares of Common Stock, approximately $160,407,000 to pay down the various lines of credit and approximately $90,035,000 to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $32,516,000 available for investment in Properties and Mortgage Loans.

                                    BUSINESS

PROPERTY ACQUISITIONS

         From December 19 through December 24, 2002, the Company acquired three Properties, including two through a partnership with Hilton. In connection with the purchase of the Properties, the Company and the Hilton 2 Partnership, as lessor (where applicable), entered into lease agreements with various taxable REIT subsidiaries, as lessees. The management of the Properties will be performed by third-party operators. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Property Leases."

         The following table sets forth the locations of the Properties described above and a summary of the principal terms of the acquisitions and leases of the Properties.

                              PROPERTY ACQUISITIONS


                                                                               Lease
                                                   Purchase                 Expiration
                                                    Price        Date       and Renewal           Minimum              Percentage
      Property Location                              (1)        Acquired      Options         Annual Rent (2)              Rent
------------------------------------------------  -----------   --------    ----------      ------------------------   -----------

DOUBLETREE CRYSTAL CITY                           $71,000,000   12/19/02    12/2007; five   The greater of (i)         See Minimum
(the "Doubletree Crystal City Property")                                    five-year       $4,260,000 or (ii) a       Annual Rent
Existing hotel                                                              renewal         percentage of gross
                                                                            options         revenues of the Property
The Doubletree Crystal City Property is                                                     ranging from 20% to 31%
located in Arlington, Virginia, in close                                                    for the applicable year,
proximity to Washington, D.C.'s major                                                       designed to result in a
business centers and upscale shopping                                                       minimum return of 11%
areas and has 630 guest rooms, including
152 suites with views of Washington, D.C.
and the Potomac River. (4)

DOUBLETREE DALLAS-LINCOLN CENTRE                  $52,000,000   12/24/02    12/2007; five   The greater of (i)         See Minimum
(the "Doubletree Lincoln Centre Property")                                  five-year       $3,120,000 or (ii) a       Annual Rent
Existing hotel                                                              renewal         percentage of gross
                                                                            options         revenues of the Property
The Doubletree Lincoln Centre Property is                                                   ranging from 15% to 30%
located near Galleria Mall in Dallas, Texas,                                                for the applicable year,
approximately 20 minutes from each of the                                                   designed to result in a
Dallas-Fort  Worth and Love Field airports,                                                 return of 11%
and has 500 guest rooms. (3)

HILTON EL CONQUISTADOR RESORT AND COUNTRY CLUB    $69,000,000   12/24/02    12/2007; five   The greater of (i)         See Minimum
(the "Hilton El Conquistador Resort Property")                              five-year       $4,140,000 or (ii) a       Annual Rent
Existing hotel                                                              renewal         percentage of gross
                                                                            options         revenues of the Property
The Hilton El Conquistador Resort Property                                                  ranging from 12% to 22%
is a luxury destination resort just northwest of                                            for the applicable year,
Tucson, Arizona, has 428 rooms, including                                                   designed to result in a
several suites and is set amidst 500 acres in the                                           minimum return of 11%
the foothills of the Santa Catalina
Mountains. (3)

                                                                        -3-

(Table contd)


FOOTNOTES:

(1)  The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the Property acquired is set forth below:


                                                                                     Estimated
                       Property                                                  Federal Tax Basis
                       --------                                                  -----------------

                       Doubletree Crystal City Property                          $  65,700,000
                       Doubletree Lincoln Centre Property                        $  47,649,600
                       Hilton El Conquistador Resort Property                    $  66,704,500


(2)  Minimum annual rent for the Property became payable on the effective date of the lease.

(3)  The Doubletree Lincoln Centre Property and the Hilton El Conquistador Resort Property were acquired by the Hilton 2
     Partnership. As part of the acquisition of these properties, the Hilton 2 Partnership obtained mortgage financing in the amount of $33,800,000 for the Doubletree Lincoln Centre Property and $44,850,000 for the Hilton El Conquistador Resort Property. These
     loans bear interest at a rate equal to 5.67 percent. Payments of interest only are due monthly for the first two years of the loan, with monthly payments of interest and principal due thereafter, calculated on a 25-year amortization schedule through maturity. The loans have a term of five years commencing on the date of acquisition. These Properties are leased to indirect wholly owned subsidiaries of the Hilton 2 Partnership and are operated and managed by Hilton Hotels Corporation.

(4)  The Doubletree Crystal City Property is leased to an indirect wholly owned subsidiary of the Company and is operated and managed by Hilton Hotels Corporation.


HOTEL BRANDS

The following paragraphs update and replace the second through the tenth paragraphs on page 58 of the Prospectus:

     Marriott Brands. The brands, Residence Inn(R) by Marriott, Courtyard(R) by Marriott, Fairfield Inn(R) by Marriott, SpringHill Suites(R) by Marriott, TownePlace Suites(R) by Marriott, Marriott(R) Hotels, Resorts and Suites and Renaissance(R) Hotels, Resorts and Suites are part of Marriott International's portfolio of lodging brands. According to Marriott's corporate profile, Marriott International, Inc. is a leading worldwide hospitality company with operations worldwide. According to Marriott International, Inc.'s 2001 Form 10-K, Marriott International manages or franchises nearly 2,400 hotels and resorts totaling approximately 436,000 rooms and villas worldwide.

     Each Residence Inn(R) by Marriott hotel typically offers daily complimentary breakfast and newspaper, a swimming pool and heated whirlpool. Guest suites provide in-room modem jacks, separate living and sleeping areas and a fully equipped kitchen with appliances and cooking utensils. According to Marriott data, as of December 2001, Residence Inn(R) by Marriott is the top extended-stay lodging chain in the United States, with 392 hotels in the United States and ten in Canada and Mexico.

     Each Courtyard(R) by Marriott features superior guest accommodations for both the business and pleasure traveler. Most of the rooms overlook a central landscaped courtyard with an outdoor swimming pool and socializing area with a gazebo. According to Marriott data, as of December 2001, Courtyard by Marriott is the leading United States moderate price lodging chain with 553 Courtyard by Marriott hotels in the United States and nine other countries.

     Marriott(R) Hotels, Resorts and Suites is Marriott International's line of upscale, full-service hotels and suites. Each of the Marriott(R) Hotels, Resorts and Suites features multiple restaurants and lounges, fully equipped health clubs, swimming pool, gift shop, concierge level, business center and meeting facilities. According to Marriott data, as of December 2001, there were over 424 Marriott(R) Hotels, Resorts and Suites, 279 properties in the United States and 145 in 53 other countries and territories. The Marriott(R) Hotels, Resorts and Suites brand also includes JW Marriott(R) Hotels & Resorts, which is a world-class collection of distinctive hotels that cater to travelers seeking an elegant environment and personal service. In addition to the features found in a typical Marriott full-service hotel, the facilities and amenities include larger guestrooms and more luxurious decor and furnishings. According to Marriott data, as of December 2001, there were 20 JW Marriott(R) Hotels & Resorts with locations throughout the world.

     Fairfield Inn(R) by Marriott is a lower moderate-priced hotel appealing to the business and leisure traveler. Fairfield Inn(R) by Marriott provides clean, convenient, quality accommodations and friendly hospitality at an economical price. All Fairfield Inn(R) by Marriott hotels feature a complimentary continental breakfast, free local calls, large, well-lit work desks and an outdoor swimming pool. According to Marriott data, as of December 2001, there were 480 Fairfield Inn(R) by Marriott hotels nationwide.

     SpringHill Suites(R) by Marriott is Marriott's all-suite hotel in the moderate-priced tier. SpringHill Suites(R) by Marriott appeals to both business and leisure travelers, especially women and families, with rooms that are up to 25 percent larger than comparable hotel rooms. Average stays range from one to five nights. All SpringHill Suites(R) by Marriott hotels feature a complimentary continental breakfast, same-day dry-cleaning service, indoor swimming pool, whirlpool spa and exercise room. According to Marriott data, as of December 2001, SpringHill Suites(R) by Marriott had 84 hotels with locations throughout the United States and Canada.

     TownePlace Suites(R) by Marriott is Marriott's mid-priced, extended-stay product accommodating practical travelers seeking home-like services and amenities. All TownePlace Suites(R) by Marriott hotels feature fully equipped kitchens, an exercise room and an outdoor swimming pool. Guest suites offer separate living and working areas, two-line telephones with data port and premium television and movie channels. According to Marriott data, as of December 2001, there were 99 TownePlace Suites(R) by Marriott with locations throughout the United States.

     Wyndham Brands. The brand, Wyndham Hotels & Resorts(R), is part of Wyndham International, Inc.'s portfolio of lodging brands. According to Wyndham International Inc.'s 2001 Form 10-K, Wyndham International, Inc. is one of the world's largest United States based hospitality and lodging companies serving business and leisure travelers with hotels and resorts located in major metropolitan business centers and leading vacation markets in the United States, Canada, the Caribbean, Mexico and Europe.

     Hilton Brands. The brands, Hilton(R), Hilton Garden Inn(R), Hampton Inn(R), Doubletree(R), Embassy Suites Hotels(R), Homewood Suites(R) by Hilton, Conrad and Harrison Conference Centers are part of Hilton Hotels Corporation's portfolio of lodging brands. According to Hilton's corporate profile, Hilton Hotels Corporation is recognized around the world as a leading lodging hospitality company. According to Hilton data, as of December 31, 2001, Hilton Hotels Corporation had 1,986 properties with approximately 327,000 rooms.

     The Doubletree(R) family is an upscale hotel brand that primarily serves major metropolitan areas and leisure destinations, with each property uniquely reflecting the local or regional environment. Typical properties offer a full-service restaurant and lounge, room service, swimming pool, health club, complete meeting and banquet facilities and comfortable guest rooms with luxury amenities.

     Embassy Suites Hotels(R) is the nation's largest brand of upscale, all-suite hotels with more total suites than any of its competitors. Embassy Suites Hotels helped create the all-suite segment of the lodging industry and maintains the commanding presence in this segment in terms of system size, geographic distribution, brand-name recognition and operating performance. Created in 1983, Embassy Suites Hotels was a pioneer in the all-suite concept and today is a market share leader with more than 150 locations in the United States, Canada and Latin America.

PENDING INVESTMENTS

     As of December 24, 2002, the Company had initial commitments to acquire interests in or develop two additional Properties for an estimated aggregate purchase price, including construction costs, of approximately $134.6 million. The two Properties are one Marriott(R) Hotel (in Seattle, Washington) and one Renaissance(R) Hotel (in Tampa, Florida). The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or both of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

     Leases. Set forth below are summarized terms expected to apply to the leases for each of the two Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.

                                              Estimated      Lease Term
                                              Purchase       and Renewal                   Minimum Annual             Percentage
                  Property                      Price        Options                           Rent                       Rent
                  --------                    -----------    ---------------    ---------------------------------   ---------------


Marriott Hotel (1) (2)                        $88,900,000    Five years;        The greater of a minimum amount     See Minimum
Seattle, WA                                      (3)         five five-year     to be determined at the time of     Annual Rent
(the "Seattle Waterfront Marriott Property")                 renewal options    acquisition or a percentage of
Hotel to be purchased after construction                                        gross revenues of the Property
                                                                                for the applicable year

Renaissance Hotel (1) (2)                     $2,250,000     Five years from    Commencing the date that the        See Minimum
Tampa, FL                                     (excluding     the date the       Property opens to the public,       Annual Rent
(the "Renaissance Tampa Property")            development    Property opens     the tenant will pay the greater
Hotel to be constructed on leased land        costs) (4)     to the public;     of a minimum amount to be
                                                             five five-year     determined at the time of
                                                             renewal options    acquisition or a percentage of
                                                                                gross revenues of the Property
                                                                                for the applicable year

---------------------
FOOTNOTES:

(1)      The lessee of this Property is expected to be an indirect subsidiary of the Company and the Property is expected to be operated by a third-party manager.

(2)      The Company plans to enter into a development services agreement for each of the Seattle Waterfront
         Marriott Property and the Renaissance Tampa Property under which a wholly owned subsidiary of the Advisor will receive a Development Fee expected to equal 4% of the cost of development of each of these Properties for serving as developer of such Properties.

(3)      The Seattle Waterfront Marriott Property will be constructed by Marriott and purchased by the Company when completed. The maximum cost to the Company with respect to the Seattle Waterfront Marriott Property
         (including development costs, and closing and acquisition costs) is not expected to, but may, exceed
         $88,900,000. The estimated final completion date of the Seattle Waterfront Marriott Property is April
         2003.

(4)      The Renaissance Tampa Property will be constructed by the Company. The maximum cost to the Company with respect to the Renaissance Tampa Property (including development costs, and closing and acquisition costs)
         is not expected to, but may, exceed $45,700,000. The estimated final completion date of the Renaissance
         Tampa Property is April 2003.



                     INDEX TO PRO FORMA FINANCIAL STATEMENTS

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES

                                                                            Page

Pro Forma Consolidated Financial Information (unaudited):

    Pro Forma Consolidated Balance Sheet as of September 30, 2002             10

    Pro Forma Consolidated Statement of Earnings for the nine months ended
       September 30, 2002                                                     11

    Pro Forma Consolidated Statement of Earnings for the year ended
       December 31, 2001                                                      12

    Notes to Pro Forma Consolidated Financial Statements for the nine months
       ended September 30, 2002 and the year ended December 31, 2001          13

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Hospitality Properties, Inc. and its subsidiaries (the "Company") gives effect to (i) the receipt of $151,687,667 in gross offering proceeds from the sale of 15,168,767 additional shares for the period October 1, 2002 through December 24, 2002, the assumption of additional borrowings in the amount of $40,070,000 for the period October 1, 2002 through December 24, 2002, and (ii) the application of such funds to (a) pay offering expenses, acquisition fees and miscellaneous acquisition expenses, (b) invest in two properties through a joint venture, and (c) purchase three properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2002 has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on September 30, 2002.

     The Unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2002, and the year ended December 31, 2001, include the historical operating results of the properties described in (ii) above, as well as the historical operating results of the properties acquired by the Company prior to September 30, 2002, and the items described above from the date of their acquisitions plus operating results from (A) the later of (1) the date the property became operational or (2) January 1, 2001, to (B) the earlier of
(1) the dates the properties were acquired by the Company or (2) the end of the pro forma period presented (the "Pro Forma Period"). In addition, the Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001 gives effect to the acquisition by the Company of the remaining 29% interest in Hotel Investors as of January 1, 2001 and includes adjustments to rental income and hotel revenues and expenses for assumption of leases from third parties by the Company's taxable REIT subsidiaries.

     This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or conditions if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2002

                                                                                     Pro Forma
                    ASSETS                                 Historical               Adjustments                    Pro Forma
                                                         --------------            -------------                --------------
Land, buildings and equipment, net                         $865,149,133             $123,800,000 (b)              $997,441,813
                                                                                       1,238,000 (b)
                                                                                       7,254,680 (b)
Investments in unconsolidated subsidiaries                  157,136,029               33,997,602 (e)               195,610,340
                                                                                       2,654,438 (e)
                                                                                       1,822,271 (e)
Cash and cash equivalents                                    63,673,557              151,687,667 (a)                72,673,587
                                                                                      (6,825,945)(a)
                                                                                     (11,376,575)(a)
                                                                                        (758,438)(a)
                                                                                      (1,321,497)(c)
                                                                                        (785,142)(d)
                                                                                     (33,997,602)(e)
                                                                                      (2,654,438)(e)
                                                                                      (1,238,000)(b)
                                                                                    (123,800,000)(b)
                                                                                      40,070,000 (f)
Restricted cash                                              14,047,273                  785,142 (d)                14,832,415
Receivables                                                   5,550,097                       --                     5,550,097
Due from related parties                                      4,757,828                       --                     4,757,828
Prepaid expenses and other assets                            27,977,162                6,825,945 (a)                25,726,156
                                                                                      (7,254,680)(b)
                                                                                      (1,822,271)(e)
Loan costs, net                                               4,091,794                       --                     4,091,794
                                                         --------------            -------------                --------------
                                                         $1,142,382,873             $178,301,157                $1,320,684,030
                                                         ==============            =============                ==============
         LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgages payable and accrued interest                      167,791,136               40,070,000 (f)               207,861,332
Other notes payable                                          25,979,184                       --                    25,979,184
Line of credit                                               24,152,343                       --                    24,152,343
Other liabilities                                            10,431,931                       --                    10,431,931
Accounts payable and accrued expenses                        15,135,216                       --                    15,135,216
Due to related parties                                        1,321,497               (1,321,497)(c)                       --
Security deposits                                            11,382,576                       --                    11,382,576
Rents paid in advance                                           845,876                       --                       845,876
                                                         --------------         ----------------              ----------------
       Total liabilities                                    257,039,759               38,748,503                   295,788,262
                                                         --------------         ----------------              ----------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                      --                       --                            --
    Excess shares, $.01 par value per share.
       Authorized and unissued 63,000,000 shares                     --                       --                            --
    Common stock, $.01 par value per share.
       150,000,000 authorized shares; issued and
       outstanding 124,999,251 shares, as adjusted            1,098,305                  151,688 (a)                1,249,993
    Capital in excess of par value                          972,473,429              151,535,979 (a)            1,111,874,395
                                                                                     (12,135,013)(a)
    Accumulated distributions in excess of net
        earnings                                            (81,020,223)                     --                    (81,020,223)

   Accumulated other comprehensive loss                      (4,275,810)                     --                     (4,275,810)
   Minority interest distributions in excess of
       contributions and accumulated earnings                (2,932,587 )                     --                    (2,932,587)
                                                         --------------         ----------------                --------------
          Total stockholders' equity                        885,343,114              139,552,654                 1,024,895,768
                                                         --------------         ----------------                --------------
                                                         $1,142,382,873             $178,301,157                $1,320,684,030
                                                         ==============         ================                ==============


                  See accompanying notes to unaudited pro forma
                       consolidated financial statements.


                                                  CNL HOSPITALITY PROPERTIES, INC.
                                                          AND SUBSIDIARIES
                                       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                                            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002




                                                                                    Pro Forma
                                                            Historical             Adjustments                     Pro Forma
                                                         --------------          --------------                ---------------

Revenues:
    Hotel revenues                                          $70,175,174           $ 40,103,600  (1)            $   110,278,774
    Rental income from operating leases                      29,289,330             (5,989,116) (1)                 23,300,214
    FF&E reserve income                                       3,440,068                     --                       3,440,068
    Interest and other income                                 2,824,339             (1,094,898) (2)                  1,729,441
                                                         --------------           ------------                 ---------------
                                                            105,728,911             33,019,586                     138,748,497
                                                         --------------           ------------                 ---------------


Expenses:
    Hotel expenses                                           45,582,159             28,005,124  (1)                 73,587,283
    Interest and loan cost amortization                      13,827,651              1,809,920  (7)                 15,637,571
    General operating and administrative                      4,118,164                     --                       4,118,164
    Asset management fees to
        related party                                         4,818,889                653,298  (3)                  5,472,187
    Depreciation and amortization                            20,306,710              2,781,595  (4)                 23,088,305
                                                         --------------           ------------                 ---------------
                                                             88,653,573             33,249,937                     121,903,510
                                                         --------------           ------------                 ---------------

Earnings Before Equity in Loss of
    Unconsolidated Subsidiaries and
    Minority Interest                                        17,075,338               (230,351)                     16,844,987

Equity in Loss of Unconsolidated
    Subsidiaries                                             (6,128,835)              (660,712)(11)                 (5,892,224)
                                                                                      (101,992)(10)
                                                                                       999,315 (12)
Minority Interest                                              (195,685)                   --                         (195,685)
                                                         --------------           ------------                 ---------------

Net Earnings                                               $ 10,750,818             $    6,260                     $10,757,078
                                                         ==============           ============                 ===============

Earnings Per Share of Common Stock (5):
    Basic                                                         $0.12                                                $  0.10
                                                         ==============                                        ===============
    Diluted                                                       $0.12                                                $  0.10
                                                         ==============                                        ===============

Weighted Average Number of Shares of
    Common Stock Outstanding (5):
        Basic                                                90,622,101                                            111,290,672
                                                         ==============                                        ===============
        Diluted                                              90,622,101                                            111,290,672
                                                         ==============                                        ===============



                  See accompanying notes to unaudited pro forma
                       consolidated financial statements.


                                                  CNL HOSPITALITY PROPERTIES, INC.
                                                          AND SUBSIDIARIES
                                       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                                                FOR THE YEAR ENDED DECEMBER 31, 2001




                                                                                  Pro Forma
                                                            Historical           Adjustments                       Pro Forma
                                                         ---------------      -----------------                ----------------
Revenues:
    Hotel revenues                                           $1,150,876            $63,702,329    (1)            $ 64,853,205
    Rental income from operating leases                      61,030,551            (12,313,002)   (1)              48,717,549
    FF&E reserve income                                       5,786,879                     --                      5,786,879
    Interest and other income                                 3,494,238             (3,489,553)   (2)                   4,685
                                                       -----------------     ------------------            -------------------
                                                             71,462,544             47,899,774                    119,362,318
                                                       -----------------     ------------------            -------------------


Expenses:
    Hotel expenses                                            1,515,808             42,030,543    (1)              43,546,351
    Interest and loan cost amortization                      14,653,011                     --                     14,653,011
    General operating and administrative                      3,465,568                     --                      3,465,568
    Asset management fees to
        related party                                         3,326,688                997,990    (3)               4,324,678
    Taxes                                                     1,183,184                     --                      1,183,184
    Depreciation and amortization                            19,748,697              2,973,022    (4)              22,721,719
                                                       -----------------     ------------------               ----------------
                                                             43,892,956             46,001,555                     89,894,511
                                                       -----------------     ------------------               ----------------

Earnings Before Equity in Loss of
    Unconsolidated Subsidiaries and
    Minority Interest                                        27,569,588              1,898,219                     29,467,807

Equity in Loss of Unconsolidated
    Subsidiaries                                             (7,092,674)            (8,483,291)   (8)              (8,938,661)
                                                                                     5,172,110    (9)
                                                                                      (346,589)  (10)
                                                                                      (456,925)  (11)
                                                                                     2,268,708   (12)

Minority Interest                                            (1,148,538)             1,006,427    (6)                (142,111)
                                                       -----------------     ------------------               ----------------

Net Earnings                                               $ 19,328,376             $1,058,659                   $ 20,387,035
                                                       =================     ==================               ================

Earnings Per Share of Common Stock (5):
    Basic                                                         $0.30                                       $           0.24
                                                       =================                                      ================
    Diluted                                                       $0.30                                       $           0.24
                                                       =================                                      ================

Weighted Average Number of Shares of
    Common Stock Outstanding (5):
        Basic                                                64,457,643                                            86,049,424
                                                       =================                                      ================
        Diluted                                              64,457,643                                            86,049,424
                                                       =================                                      ================


                  See accompanying notes to unaudited pro forma
                       consolidated financial statements.


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:
----------------------------------------------

(a) Represents gross proceeds of $151,687,667 from the sale of 15,168,767 shares during the period October 1, 2002 through December 24, 2002, and the payment of $6,825,945 for related acquisition fees (4.5% of gross proceeds) which are reflected as other assets, selling commissions of $11,376,575 (7.5% of gross proceeds) and the marketing support fee of $758,438 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of cash and cash equivalents to reflect the purchase of three properties for $132,292,680 (which includes closing costs of $1,238,000 and acquisition fees and costs of $7,254,680, which had been recorded as other assets as of September 30, 2002 and have been reclassified to land, buildings and equipment).


                                                                                 Acquisition
                                                                                   Fees and
                                                                                Closing Costs
                                                                                 Allocated to
                                                           Purchase Price        Investments            Total
                                                          -----------------     ---------------    ----------------

              Residence Inn Newark, CA                    $  27,300,000         $  1,872,780       $  29,172,780
              Doubletree Crystal City, VA                 $  71,000,000         $  4,870,600       $  75,870,600
              Courtyard Newark, CA                        $  25,500,000         $  1,749,300       $  27,249,300
                                                          -----------------     ---------------    ----------------
                        Total                             $ 123,800,000         $  8,492,680       $ 132,292,680
                                                          =================     ===============    ================


(c) Represents payment of $1,321,497 in offering and acquisition fees which were outstanding as of September 30, 2002.

(d) Represents $785,142 in restricted cash used for purposes of purchasing furniture, fixtures and equipment.

(e) Represents the use of cash and cash equivalents to reflect the acquisition of a 75% interest in the Hilton 2 Partnership, which acquired the Doubletree Lincoln Centre Property and the Hilton El Conquistador Property. The total investment was $38,474,311 (which includes debt acquisitions fees paid of $2,654,438 and other acquisition fees and costs of $1,822,271, which had been recorded as other assets as of September 30, 2002 and have been reclassified to Investments in Unconsolidated Subsidiaries.

(f) Represents new borrowings on existing Properties that will be used to finance current and future acquisitions.

Unaudited Pro Forma Consolidated Statement of Earnings:
------------------------------------------------------

(1) For the nine months ended September 30, 2002, the amount represents adjustments to rental income from operating leases, hotel operating revenues and hotel operating expenses for the properties acquired and leased by taxable REIT subsidiaries of the Company as of December 24, 2002 (the "Pro Forma Leased Properties") and the assumption of existing leases from third parties by taxable REIT subsidiaries of the Company (the "Pro Forma Operating Properties") which results in hotel operating revenues of $40,103,600 offset by hotel operating expenses of $28,005,124 in lieu of $5,989,116 in rental income from operating leases.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

     For the year ended December 31, 2001, the amount represents adjustments to rental income from operating leases, hotel operating revenues and hotel operating expenses for the properties acquired as of December 24, 2002 (the "Pro Forma Leased Properties") and the assumption of existing leases from third parties by taxable REIT subsidiaries of the Company (the "Pro Forma Operating Properties") which results in hotel operating revenues of $63,702,329 offset by hotel operating expenses of $42,030,543 in lieu of $12,313,002 in rental income from operating leases for the year ended December 31, 2001.

     The following presents the actual date the Pro Forma Leased Properties were acquired or placed in service by the Company as compared to the date the Pro Forma Leased Properties were treated as becoming operational for purposes of the Pro Forma Consolidated Statements of Earnings.


                                                                                    Date the Property
                                                                                   Became Operational

                                                          Date Acquired           For Pro Forma Leased        Purchase
                                                          by the Company                Purposes                Price
                                                      -----------------------     ----------------------    --------------

         SpringHill Suites in Raleigh, NC             February 2, 2001               January 1, 2001           $8,822,000
         Courtyard in Overland Park, KS               February 2, 2001               January 1, 2001           15,790,000
         SpringHill Suites in Centreville, VA         March 23, 2001                 January 1, 2001           11,414,000
         SpringHill Suites in Charlotte, NC           March 23, 2001                 January 1, 2001           11,773,000
         Marriott Bridgewater, NJ                     June 14, 2002                   April 2, 2002            61,500,000
         Hampton Inn Houston, TX                      September 4, 2002              January 1, 2001           14,300,000
         Courtyard Newark, CA                         October 25, 2002               August 1, 2002            25,500,000
         Residence Inn Newark, CA                     November 15, 2002             November 1, 2002           27,300,000
         Doubletree Crystal City, VA                  December 19, 2002              January 1, 2001           71,000,000


     The following presents the date the Pro Forma Operating Properties were treated as becoming operational as a TRS property for purposes of the Pro Forma Consolidated Statements of Earnings.


                                                                        Date the Property
                                                                      Became Operational For
                                                                        Pro Forma Purposes
                                                                     -------------------------

         Courtyard in Oakland, CA                                    February 26, 2001
         SpringHill Suites in Plymouth Meeting, PA                   August 7, 2001
         SpringHill Suites in Richmond, VA                           April 15, 2001
         SpringHill Suites in Manhattan Beach, CA                    August 28, 2001
         TownePlace Suites in Manhattan Beach, CA                    July 29, 2001
         Courtyard in Basking Ridge, NJ                              December 20, 2001
         Courtyard in Alpharetta, GA                                 January 1, 2001
         Residence Inn in Cottonwood, UT                             January 1, 2001
         TownePlace Suites in Tewksbury, MA                          January 1, 2001
         TownePlace Suites in Mt. Laurel, NJ                         January 1, 2001
         TownePlace Suites in Scarborough, ME                        January 1, 2001
         Residence Inn in Gwinnett, GA                               January 1, 2001
         Residence Inn in Buckhead, GA                               January 1, 2001


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

     No income tax provision has been presented as it is assumed that rental expense will offset substantially all hotel operating profit. In addition, no operating assets or liabilities were included for pro forma purposes as this amount is immaterial to the Company.

(2) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the Pro Forma Period. The estimated interest income adjustment was calculated assuming an interest rate of approximately three percent per annum was earned by the Company during the nine months ended September 30, 2002 and the year ended December 31, 2001.

(3) Represents increase in asset management fees relating to the properties acquired by the Company during the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value, as defined in the Company's prospectus.

(4) Represents incremental increase in depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Leased Properties and Pro Forma Operating Properties calculated on the straight-line basis in the amount of $2,781,595 for the nine months ended September 30, 2002, and $2,973,022 for the year ended December 31, 2001. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively.

     The following presents the amount of land, building and FF&E for each of the Pro Forma Properties:


                                                                  Land               Building             FF&E
                                                             ----------------     ---------------    ----------------

         SpringHill Suites in Raleigh, NC                         $1,039,753          $6,924,761          $1,401,381
         Courtyard in Overland Park, KS                            1,419,211          13,014,165           2,316,808
         SpringHill Suites in Centreville, VA                      1,482,115           9,431,634           1,222,799
         SpringHill Suites in Charlotte, NC                        1,602,996           9,307,241           1,588,179
         Courtyard in Oakland, CA                                  3,238,826          17,607,812           1,124,658
         SpringHill Suites in Plymouth Meeting, PA                 3,230,510          23,812,410           1,809,280
         SpringHill Suites in Richmond, VA                           844,603           9,367,961             830,897
         SpringHill Suites in Manhattan Beach, CA                  2,392,970          17,638,822           1,340,208
         TownePlace Suites in Manhattan Beach, CA                  1,704,991          12,567,661             954,898
         Courtyard in Basking Ridge, NJ                            4,486,819          33,072,792           2,512,889
         Hampton Inn in Houston, TX                                1,625,453          11,979,164             910,183
         Doubletree Crystal City, VA                               7,053,140          56,423,700           7,523,160
         Courtyard Newark, CA                                      2,533,170          20,264,850           2,701,980
         Residence Inn Newark, CA                                  2,711,982          21,695,310           2,892,708


(5) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the nine months ended September 30, 2002, and the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period October 1, 2002, through December 24, 2002, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the nine months ended September 30, 2002, and the year ended December 31, 2001.

     The pro forma diluted earnings per share has been adjusted to reflect the elimination of potentially dilutive shares as a result of the acquisition of the remaining 29% interest in Hotel Investors from Five Arrows as described in (6).

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------


(6) In June 2001, the Company acquired the remaining 29% of Hotel Investors from Five Arrows, resulting in the Company owning 100% of Hotel Investors at December 31, 2001.

     The operating results for the year ended December 31, 2001, are reflected in the historical operating results for the Company for the year ended December 31, 2001.

     The following pro forma adjustments were required to reflect the Company's 100% ownership of the shares previously owned by Five Arrows as if it had been in effect at the beginning of each of the Pro Forma Periods:

     o Minority interest expense was reduced by $1,006,427 for the year ended December 31, 2001. For the year ended December 31, 2001, this amount represented approximately 29% of Five Arrows operating results for that period.

(7) Represents estimated interest incurred on new borrowings for existing Properties for the period from when the Properties were acquired by the Company through the end of the Pro Forma Period.

(8) Represents adjustment to equity in earnings/loss of the Waikiki Joint Venture, an unconsolidated subsidiary in which the Company owns a 49% interest, for the Pro Forma Period. The following information represents historical information for the period from January 1, 2001 through the date of acquisition by the Waikiki Joint Venture:

                Revenues:
                Hotel revenues                 $ 14,200,490

                Expenses:
                Hotel expense                    19,780,954
                Depreciation                      2,890,625
                Asset management fees               525,000
                Interest                          8,316,750
                                           -----------------

                Net loss                        (17,312,839)

                Ownership percentage                  49.00%
                                           -----------------

                Equity in loss                  $(8,483,291)
                                           =================

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

(9) Represents adjustment to equity in earnings/loss of the Hilton Joint Venture, an unconsolidated subsidiary in which the Company owns a 70% interest, for the Pro Forma Period. The following information represents historical information for the period from January 1, 2001 through the date of acquisition by the Hilton Joint Venture:

                Revenues:
                Hotel revenues                $ 53,067,000

                Expenses:
                Hotel expenses                  35,659,333
                Depreciation                     5,330,758
                Asset management fees              968,181
                Interest                         3,720,000
                                           ----------------

                Net earnings                     7,388,728

                Ownership percentage                 70.00%
                                           ----------------

                Equity in earnings              $5,172,110
                                           ================

(10) Represents adjustment to equity in earnings/loss of the Interstate Joint Venture, an unconsolidated subsidiary in which the Company owns an 85% interest, for the Pro Forma Period. The following information represents historical information for the nine months ended September 30, 2002 for the Hampton Inn in Houston and the period from January 1, 2001 through the date of acquisition for all three properties owned by the Interstate Joint
     Venture:


                                             Nine Months Ended          Year Ended
                                            September 30, 2002       December 31, 2001
                                           ----------------------  ---------------------------

                Revenues:
                Hotel revenues                       $ 3,418,947            $ 10,722,405

                Expenses:
                Hotel expenses                         2,798,398               8,631,602
                Depreciation                             319,665               1,162,373
                Asset management fees                     58,058                 211,112
                Interest                                 362,817               1,125,070
                                           ----------------------  ---------------------------

                Net loss                                (119,991)               (407,752)

                Ownership percentage                       85.00%                  85.00%
                                           ----------------------  ---------------------------

                Equity in loss                         $(101,992)              $(346,589)
                                           ======================  ===========================


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

(11) Represents adjustment to equity in earnings/loss of the San Francisco Joint Venture, an unconsolidated subsidiary in which the Company will own a 50% interest, for the Pro Forma Period. The following information represents historical information for the nine months ended September 30, 2002 and the period from October 26, 2001 (Property opening date) through December 31, 2001:

                                                Nine Months            Period from
                                                                     October 26, 2001
                                                   Ended                 through
                                            September 30, 2002      December 31, 2001
                                           ----------------------  ---------------------
                Revenues:
                Hotel revenues                        $5,937,587            $ 1,422,718

                Expenses:
                Hotel expense                          3,995,252              1,149,746
                Depreciation                           1,241,592                451,488
                Asset management fees                    225,500                 82,000
                Interest                               1,796,667                653,333
                                           ----------------------  ---------------------

                Net loss                              (1,321,424)              (913,849)

                Ownership percentage                       50.00%                 50.00%
                                           ----------------------  ---------------------
                Equity in loss                         $(660,712)             $(456,925)
                                           ======================  =====================


(12) Represents adjustment to equity in earnings/loss of the Hilton 2 Partnership, an unconsolidated subsidiary in which the Company will own a 75% interest, for the Pro Forma Period. The following information represents historical information for the nine months ended September 30, 2002 and the year ended December 31, 2001:


                                                 Nine Month
                                                    Ended              Year Ended
                                            September 30, 2002      December 31, 2001
                                           ----------------------  ---------------------
                Revenues:
                Hotel revenues                       $42,741,048            $59,191,916

                Expenses:
                Hotel expense                         34,310,413             46,702,686
                Depreciation                           3,176,672              4,235,561
                Asset management fees                    576,952                769,270
                Interest                               3,344,591              4,459,455
                                           ----------------------  ---------------------

                Net loss                               1,332,421              3,024,943

                Ownership percentage                       75.00%                 75.00%
                                           ----------------------  ---------------------
                Equity in earnings                      $999,315             $2,268,708
                                           ======================  =====================

                CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
           PROPERTIES ACQUIRED OR MADE PROBABLE FROM NOVMEBER 16, 2002
                            THROUGH DECEMBER 24, 2002
                FOR THE YEAR ENDED DECEMBER 31, 2001 (UNAUDITED)

     The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired, directly or indirectly, by the Company from November 16, 2002 through December 24, 2002, and the Properties for which the Company had entered into initial commitments to acquire as of December 24, 2002. The statement presents unaudited estimated taxable operating results for each Property that was operational as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) had been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.


                                         Marriott Hotel        Renaissance Hotel    Hilton El Conquistador    Doubletree Lincoln
                                          Seattle (6)              Tampa (6)              Tucson (5)              Centre Dallas (5)
                                      ------------------   ---------------------  -------------------------- ----------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                             (6)                     (6)                    $ 3,105,000             $2,430,000
Asset Management Fees (2)                     (6)                     (6)                       (310,500)              (243,000)
General and Administrative
   Expenses (3)                               (6)                     (6)                       (186,300)              (145,800)
Interest Expense                              (6)                     (6)                     (1,907,246)            (1,437,345)
                                       -----------------       -----------------        -----------------          ------------
Estimated Cash Available from
   Operations                                 (6)                     (6)                        700,954                603,855
Depreciation and Amortization
   Expense (4)                                (6)                     (6)                     (2,073,677)            (1,622,878)
                                        ----------------        ----------------         -----------------         ------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction            (6)                     (6)                    $(1,372,723)          $ (1,019,023)
                                        ================        ================         =================         ============



                                                            See Footnotes


                                                      Doubletree
                                                      Crystal City                       Total
                                                -----------------------          -------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                                     $ 4,260,000                   $ 9,795,000
Asset Management Fees (2)                                (426,000)                     (979,500)
General and Administrative
   Expenses (3)                                          (340,800)                     (672,900)
Interest Expense                                               --                    (3,344,591)
                                                      ----------------              -------------
Estimated Cash Available from
   Operations                                           3,493,200                     4,798,009
Depreciation and Amortization
   Expense (4)                                         (2,845,046)                   (6,541,601)
                                                      ----------------              -------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction                       $648,154                   $(1,743,592)
                                                      ================              =============



                                                            See Footnotes

FOOTNOTES:

(1) Rental income is derived from first year lease payment and does not include percentage rents, which will become due if specified levels of gross receipts are achieved. The Company has assumed that no taxable distributions will be received from its taxable REIT subsidiaries.

(2) The Properties are managed pursuant to an advisory agreement between the Company and CNL Hospitality Corp. (the "Advisor"), pursuant to which the Advisor receives monthly asset management fees in an amount generally equal to one-twelfth of .60% of the Company's share of the Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) Estimated at 8% of gross rental income, based on the previous experience of Affiliates of the Advisor with another public REIT.

(4) The estimated federal tax basis of the depreciable portion of the Properties and the number of years the assets have been depreciated on the straight-line method is as follows (the balances are presented at the Company's 100% interest except for, the 75% interest in the Hilton El Conquistador Tucson and the Doubletree Lincoln Centre Dallas):


                                                                                                      Furniture and
                                                                           Buildings                     Fixtures
                                                                           (39 years)                  (5-15 years)
                                                                        ----------------             -----------------

              Hilton El Conquistador                                       $54,703,200                   $ 9,535,800
              Doubletree Lincoln Centre Dallas Property                     42,811,200                     7,462,800
              Doubletree Crystal City Property                              56,288,800                     9,812,200


(5) On December 13, 2002, the Company and Hilton Hotels Corporation formed a partnership which the Company owns a 75% interest and Hilton Hotels Corporation owns a 25% interest. The partnership acquired two Properties on December 24, 2002: the Hilton El Conquistador Tucson Property and the Doubletree Lincoln Centre Dallas Property for a total cost of approximately $121 million. The partnership has obtained mortgage financing in the amount of approximately $33.8 million for the Doubletree Lincoln Centre Dallas Property and approximately $44.9 million for the Hilton El Conquistador Tucson Property. These Properties bear interest at a rate equal to 5.67%. Payments of interest only are due monthly for the first two years of the loan, with monthly payments of interest and principal due thereafter, calculated on a 25-year amortization schedule through maturity. The loans mature on December 24, 2007. These Properties are leased to indirect wholly owned subsidiaries of the partnership and are operated and managed by Hilton Hotels Corporation.

(6) The Property is under construction for the period presented. The estimated completion dates for construction are as follows:


                       Property                                     Estimated Completion Date
                       --------                                     -------------------------

             Seattle Waterfront Marriott Property                           April 2003
             Renaissance Tampa Property                                      May 2004

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